INTEGRATED PAVING CONCEPTS INC.

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

IPC INTEGRATED PAVING CONCEPTS

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

05012502

November 3, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated November 3, 2005.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

2005 Third Quarter Financial Results

Surrey, British Columbia, Canada, November 3, 2005 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three and nine month periods ending September 30, 2005.

Summary Financial Information (Unaudited)

In 000's	Three Months Ended September 30 2005	2004	Nine Months Ended September 30 2005	2004
Revenue	$ 4,508	4,614	11,068	10,849
Gross Profit	2,575	2,698	6,260	6,301
Earnings before depreciation, interest and income taxes	662	915	483	1,137
Net earnings	$317	475	108	495
Earnings per share – basic	$0.05	0.07	0.02	0.07

Total revenues for the third quarter were down 2% compared to the third quarter of 2004. On a year to date basis, revenues have increased 2% over 2004.

The Company is exposed to risk due to fluctuations in the exchange rates of the U.S. dollar and to a lesser extent, the euro. Compared to 2004 exchange rates, there was a negative impact on 2005 revenue for the quarter of $385,000 (i.e. if the exchange rates were the same as in 2004, revenue would be $385,000 higher). On a year to date basis the negative impact of the stronger Canadian dollar compared to 2004 is $897,000. Adjusting for the fluctuations in exchange rates, revenue growth would have been 6% and 10% over 2004 for the quarter and nine month periods respectively. This growth is primarily from the growth in sales of DuraTherm and the initial implementation of new Driveway Impressions franchises.

The Company's earnings for the three months ended September 30, 2005 decreased by $158,000 over the same 2004 period. For the nine months ended September 30, 2005, earnings decreased by $387,000 over the same period in 2004. This is largely due to the increase in foreign exchange losses and the increase in salaries, wages and fees due to the addition of new senior management during the first quarter of 2004 and the strategic addition of new staff to facilitate the achievement of corporate goals.

Revenue (in thousands)
For the three months ended September 30

	North America			**Europe**			**Other International**		
	2005	**2004**	**% change**	**2005**	**2004**	**% change**	**2005**	**2004**	**% change**
Applied Products	2,912	2,991	(3%)	578	493	17%	193	183	5%
Equipment & Tooling	495	679	(27%)	221	80	176%	75	147	(49%)
Other	30	31	(3%)	3	7	(57%)	1	3	(67%)
Total	3,437	3,701	(7%)	802	580	38%	269	333	(19%)

Revenue (in thousands) For the nine months ended September 30	North America			Europe			Other International		
	2005	2004	% change	2005	2004	% change	2005	2004	% change
Applied Products	6,438	6,406	0%	1,264	1,139	11%	851	674	26%
Equipment & Tooling	1,527	1,653	(8%)	465	360	29%	223	429	(48%)
Other	275	142	94%	23	25	(8%)	2	21	(90%)
Total	8,240	8,201	0%	1,752	1,524	15%	1,076	1,124	(4%)

"We are particularly pleased with the market acceptance of DuraTherm, and the positive impact it is having on our results. With the project backlog and interest level in this new offering we see the potential for significant growth in the future", stated Clark Quintin, President and Chief Executive Officer.

At September 30, 2005, the Company's financial position remains strong with $4.3 million (September 30, 2004 - $4.0million) in working capital and $1.2 million (September 30, 2004 - $2.1 million) in cash and cash equivalents. This reduction in cash is primarily due to increased accounts receivable offset somewhat by increased accounts payable. Accounts receivable has increased as DuraTherm sales are largely in the government market segment as part of larger construction projects, which typically have a longer collection cycle.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products, Equipment & Tooling and associated services related to these product lines. The Company's products are marketed through its Licensed Applicator and franchisee networks throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary